News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
August 4, 2021

Manulife declares common share dividend

Toronto - Manulife’s Board of Directors today announced a quarterly shareholders’ dividend of $0.28 per share on the common shares of Manulife Financial Corporation (the “Company”), payable on and after September 20, 2021 to shareholders of record at the close of business on August 17, 2021.

In respect of the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the Company will purchase common shares on the open market in connection with the reinvestment of dividends and optional cash purchases under these plans. The purchase price of these common shares will be based on the average of the actual cost to purchase them and there are no applicable discounts.

About Manulife
Manulife Financial Corporation is a leading international financial services provider that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and our global wealth and asset management segment, Manulife Investment Management, serves individuals, institutions and retirement plan members worldwide. At the end of 2020, we had more than 37,000 employees, over 118,000 agents, and thousands of distribution partners, serving over 30 million customers. As of June 30, 2021, we had CAD$1.3 trillion (US$1.1 trillion) in assets under management and administration, and in the previous 12 months we made $31.3 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Relations Contact: Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations: Hung Ko Manulife 416-806-9921 hung_ko@manulife.com